Exhibit 99.1
-FOR IMMEDIATE RELEASE-
ELRON ANNOUNCES CHANGES REGARDING ANNUAL GENERAL
MEETING ON SEPTEMBER 24, 2009 DUE TO ANNOUNCEMENT BY
NETVISION
Tel Aviv, Israel – September 23, 2009- Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that further to Elron’s previous announcement on August 26, 2009, regarding its Annual General Meeting (“AGM”) of shareholders in which shareholders will be asked, among others, to approve the sale of the Company’s holding in NetVision Ltd. (“NetVision”) to Discount Investment Corporation Ltd. (“DIC”) and Clal Industries and Investments Ltd. (“Clal”), NetVision today announced that it is in very preliminary stages of examining possibilities of a business combination with Cellcom Israel Ltd. (“Cellcom”), which may involve a corporate change relating to NetVision. Cellcom is an affiliate of DIC, Elron’s principal shareholder, which currently holds approximately 49% of Elron. DIC and Clal are both majority-owned subsidiaries of IDB Development Ltd., and currently hold approximately 31% and 24% of NetVision.
In its announcement, NetVision indicated that current regulation does not allow such combination, which may be effected only if relevant legislation is changed. NetVision further indicated that at this very preliminary stage of examination and given the regulatory limitations, there is no certainty such potential combination may be effected or as to its advisability, timing, structure and terms (if at all). Any such combination will be subject, among others, to the requisite regulatory and corporate approvals.
As a result of NetVision’s abovementioned announcement, Elron today announced that regarding Elron’s AGM scheduled for tomorrow, September 24, 2009, it is postponing the discussion and voting on the sale transaction only (Item 2 of the proxy statement published by Elron on August 26, 2009) to a Shareholders Meeting which shall take place on October 29, 2009, 10:30 AM, Israel time, at the Company’s offices at 3 Azrieli Center, the Triangular Tower, 42nd Floor, Tel Aviv, Israel. Shareholders of record at the close of business on September 29, 2009, are entitled to notice of, and to vote at, the said Shareholders Meeting. On or about October 1, 2009, the Company expects to file with the U.S Securities and Exchange Commission and the Israel Securities Authority proxy materials in connection with the sale transaction. The proxy materials will be made available at no charge on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov and on the Israel Securities Authority’s website at http://www.magna.isa.gov.il. On or about October 2, 2009, the Company expects to mail the proxy materials to its shareholders of record as of September 29, 2009.
Elron intends to approach the independent appraiser, Kesselman Finance PricewaterhouseCoopers Ltd. (which provided a valuation of NetVision), and the independent expert, Deloitte Economic Consulting Services (1986) Ltd. (which provided an opinion as to the fairness to Elron’s public shareholders of the transaction price), in order to obtain their opinions regarding the effect, if any, of the abovementioned development as announced today by NetVision, on NetVision’s valuation.
The Company’s AGM convened for tomorrow, September 24, 2009, will take place as planned, regarding items 1, 3, 4 and 5 only as set forth in the Proxy Statement dated August 26, 2009.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a high-technology holding company traded in the Nasdaq and in the Tel-Aviv Stock Exchange. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. Included in our group companies are well established companies which are leaders in their fields, such as Given Imaging and 013 NetVision, together with innovative start-up s who possess growth potential in Israel and the rest of the world. For further information, please visit www.elron.com.
www.elron.com
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.com